FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         May, 2004

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 3rd day of May, 2004.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN AND CANADA DRY BOTTLING COMPANY
OF NEW YORK ENTER INTO DISTRIBUTION ARRANGEMENTS
Clearly Canadian sparkling flavoured water to be widely distributed in New York City

VANCOUVER, B.C., MAY 3, 2004 – CLEARLY CANADIAN BEVERAGE CORPORATION (TSX: CLV; OTCBB: CCBC) is very pleased to announce that its US operating subsidiary, CC Beverage, has entered into distribution arrangements with Canada Dry Bottling Company of New York (“Canada Dry Bottling”), a subsidiary of Honickman Affiliates, one of the nation’s largest private bottlers. As a result of these arrangements, Clearly Canadian sparkling flavoured water will be distributed by Canada Dry Bottling throughout the five boroughs of New York City, including the Bronx, Brooklyn, Manhattan, Queens and Staten Island. As well, Clearly Canadian beverages will now be more boldly branded and will be Kosher certified as it relaunches in these markets.

“Our Company continues to make strategic distribution changes in North America to facilitate the renaissance of the Clearly Canadian brand. We’re accomplishing this by aligning ourselves with distributors like Canada Dry Bottling who have the expertise and resources to greatly improve the availability of brand Clearly Canadian. We believe that Canada Dry Bottling has the right distribution system to expand Clearly Canadian beverage sales up and down the street in the highly concentrated and very important selling region in the five boroughs of New York,” said Douglas Mason, President and CEO of Clearly Canadian Beverage Corporation.

“The timing is right for brand Clearly Canadian. We’re excited and pleased to add this premium brand to our portfolio of beverages. We’re looking forward to the opportunity of working closely with Clearly Canadian on the re-introduction of their core brand to over 15 million consumers in the New York-New Jersey metropolitan area,” said Jim McDowell, Vice President Marketing, Canada Dry Bottling Company of New York.

About Canada Dry Bottling

Canada Dry Bottling distributes soft drinks and alternative beverages in the five boroughs including, the Bronx, Brooklyn, Manhattan, Queens and Staten Island as well as Long Island, Northern New Jersey, Westchester and portions of Upstate New York. Chairman and owner Harold Honickman started the company in 1981, and now manufactures soft drinks and alternative beverages for distribution primarily in Maryland, New Jersey, New York, and Virginia through more than 6 production and 17 warehouse facilities. Honickman is a major bottler of Pepsi-Cola and Cadbury Schweppes brands including 7 UP.

About Clearly Canadian

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages, including Clearly Canadian® sparkling flavoured water, Clearly Canadian O+2® oxygen enhanced water beverage and Tré Limone® which are distributed in the United States, Canada and various other countries. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current expectations and analyses, including the Company’s analysis of its product distribution systems and its expectations regarding the effects of anticipated product distribution changes, such as referred to in this news release, and the potential benefits of such efforts and activities on the Company’s results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

      (Signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:

Valerie Samson, Manager, Communications
E-mail: vsamson@clearly.ca
Clive Shallow, Manager, Shareholder Relations
E-mail: cshallow@clearly.ca
Telephone: 800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2® and TRE LIMONE®.